FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE FISCAL COUNCIL

ON JUNE 28, 2010

1                 DATE, TIME AND PLACE: On the twenty-eighth day of June, at 9 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2                 BOARD: Chairman: Miguel Roberto Gherrize; Secretary: Renata Catelan P. Rodrigues.

3                 CALL AND ATENDENCE: Miguel Roberto Gherrize, Fernando Maida Dall’Acqua, Mario Probst, as well as the members of the Management of the Company, and representatives of the independent auditor Ernst & Young.

4                 AGENDA: (i) Appreciation and approval of the Reference Form in accordance with CVM Instructions 480/2009; (ii) Appreciation and approval of the Form 20-F and of the Consolidated Financial Statements of the Company, under the requirements of IFRS, related to the fiscal year ended on December 31, 2009.

5                 RESOLUTIONS: After the meeting was convened, the Council members examined the Agenda and resolved by unanimous vote:

5.1             To approve the Reference Form in accordance with CVM Instructions 480/2009.

5.2             Then, the members analyzed the Form 20-F of the Company and the Consolidated Financial Statements of the Company, under the requirements of IFRS, related to the fiscal year ended on December 31, 2009, being clarified all the doubts of the members of the Fiscal Council by the members of the Management of the Company. Completed the analysis and discussion, the members of the Fiscal Council issued the following opinion: OPINION OF THE FISCAL COUNCIL: The Fiscal Council, in fulfillment of the legal and by-laws statements, examined the Form 20-F of the Company and the Consolidated Financial Statements of the Company, in accordance with IFRS, annexed on this Minute. Based on our review, and on the explanations given by the members of the Management of the Company, the documents adequately reflect the informations that it contains and are able, with no reservations, to be submitted to the Board of Directors for analysis and approval.

APPROVAL AND SIGNATURE OF THE MINUTES: With nothing further to come before the board, the works were adjourned for this minute to be drafted. The works being duly reopened, this was read, approved and signed by all present. São Paulo, June 28, 2010. Signatures: Chairman: Miguel Roberto Gherrize; Secretary: Renata Catelan P. Rodrigues. Fernando Maida Dall Acqua, Mario Probst e Miguel Roberto Gherrize. The extract of this minute was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 07, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.